SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Under the Securities Exchange Act of 1934)
 (Amendment No. 8)*

Dime Community Bancshares, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

25432X102
(CUSIP Number)

Basswood Capital Management, L.L.C.
645 Madison Avenue, 10th Floor
New York, NY 10022
Attn: Matthew Lindenbaum
Telephone: (212) 521-9500

With a copy to:

Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
Attn: Michael E. Brandt, Esq.
Telephone: (212) 728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2021
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☒
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 25432X102

1.	Name of Reporting Person Basswood Capital Management, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ◻ (b) ⌧
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ◻
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,606,810
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,606,810
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,606,810
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ◻
13.	Percent of Class Represented by Amount in Row (11) 8.8%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 25432X102

1.	Name of Reporting Person Basswood Partners, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ◻ (b) ⌧
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ◻
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 744,846
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 744,846
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 744,846
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ◻
13.	Percent of Class Represented by Amount in Row (11) 1.8%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 25432X102

1.	Name of Reporting Person Basswood Enhanced Long Short GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ◻ (b) ⌧
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ◻
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ◻
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 25432X102

1.	Name of Reporting Person Basswood Opportunity Partners, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ◻ (b) ⌧
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ◻
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 451,677
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 451,677
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 451,677
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ◻
13.	Percent of Class Represented by Amount in Row (11) 1.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 25432X102

1.	Name of Reporting Person Basswood Opportunity Fund, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ◻ (b) ⌧
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ◻
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 43,802
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 43,802
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,802
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ◻
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 25432X102

1.	Name of Reporting Person Basswood Enhanced Long Short Fund, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ◻ (b) ⌧
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ◻
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ◻
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 25432X102

1.	Name of Reporting Person Basswood Financial Fund, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ◻ (b) ⌧
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ◻
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 203,584
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 203,584
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 203,584
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ◻
13.	Percent of Class Represented by Amount in Row (11) 0.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 25432X102

1.	Name of Reporting Person Basswood Financial Fund, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ◻ (b) ⌧
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ◻
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ◻
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 25432X102

1.	Name of Reporting Person Basswood Financial Long Only Fund, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ◻ (b) ⌧
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ◻
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 89,585
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 89,585
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 89,585
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ◻
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 25432X102

1.	Name of Reporting Person Matthew Lindenbaum
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ◻ (b) ⌧
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ◻
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 164,502.85
	8.	Shared Voting Power 3,606,810
	9.	Sole Dispositive Power 164,502.85
	10.	Shared Dispositive Power 3,606,810
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,771,312.85
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ◻
13.	Percent of Class Represented by Amount in Row (11) 9.2%
14.	Type of Reporting Person (See Instructions) IN/HC

CUSIP No. 25432X102

1.	Name of Reporting Person Bennett Lindenbaum
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ◻ (b) ⌧
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ◻
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 138,282
	8.	Shared Voting Power 3,606,810
	9.	Sole Dispositive Power 138,282
	10.	Shared Dispositive Power 3,606,810
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,745,092
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ◻
13.	Percent of Class Represented by Amount in Row (11) 9.1%
14.	Type of Reporting Person (See Instructions) IN/HC

This Amendment No. 8 to Schedule 13D (this “Amendment No. 8”) is being filed with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Dime Community Bancshares, Inc. (formerly Bridge Bancorp, Inc.) to amend the Schedule 13D filed on June 29, 2015, as amended by Amendment No. 1 to Schedule 13D filed on June 28, 2016, Amendment No. 2 to Schedule 13D filed on November 25, 2016, Amendment No. 3 to Schedule 13D filed on July 24, 2017, Amendment No. 4 to Schedule 13D filed on November 16, 2017, Amendment No. 5 to Schedule 13D filed on December 18, 2017, Amendment No. 6 to Schedule 13D filed on September 10, 2018 and Amendment No. 7 to Schedule 13D filed on December 20, 2019 (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No .7, the “Schedule 13D”).

Item 1. Security and Issuer

Item 1 of the Schedule 13D is amended and restated as follows:

The name of the issuer is Dime Community Bancshares, Inc. (formerly Bridge Bancorp, Inc.) (the “Issuer”). This Statement relates to the Common Stock. The principal executive offices of the Company are located at 2200 Montauk Highway, Bridgehampton, New York.
Item 3. Source and Amount of Funds

Item 3 of the Schedule 13D is amended to reflect the following:

Item 4 of this Amendment No. 8 is incorporated herein by reference.
Item 4. Purpose of the Transaction
Item 4 of the Schedule 13D is amended to reflect the following:
On February 1, 2021, the Issuer merged (the “Merger”) with Dime Community Bancshares, Inc., a Delaware corporation (“Legacy Dime”), pursuant to the Agreement and Plan of Merger, dated as of July 1, 2020, by and between the Company and Legacy Dime (the “Merger Agreement”), with the Issuer as the resulting corporation, and changed its name from “Bridge Bancorp, Inc.” to “Dime Community Bancshares, Inc.” Pursuant to the terms of the Merger Agreement, at the effective time, each share of Legacy Dime common stock, par value $0.01 per share, was converted into the right to receive 0.648 shares of Common Stock, with cash to be paid in lieu of fractional shares.
As a result of the Merger, the following Reporting Persons were issued shares of Common Stock in exchange for shares of Legacy Dime common stock, par value $0.01 per share, in the amounts set forth opposite their name:
Name	Shares of Common Stock
Separate accounts managed by Basswood Capital Management, L.L.C. (the "Managed Accounts")	1,220,156
Basswood Opportunity Partners, LP	113,081
Basswood Opportunity Fund, Inc.	13,438
Basswood Financial Fund, LP	52,515
Basswood Financial Long Only Fund, LP	28,648
Basswood Co-Investment Fund (SPC), Ltd., For and on Behalf of Segregated Portfolio C-1	2,526
Item 5. Interest in Securities of the Issuer
Items 5 of the Schedule 13D is amended to reflect the following:
(a) and (b). As of the date of this Amendment No. 8, each of the Reporting Persons beneficially owns shares of Common Stock in such numbers as set forth on the cover pages of this Schedule 13D.  The total number of shares each of the Reporting Persons beneficially owns represents such percentages of the Common Stock outstanding as set forth on the cover pages to this Schedule 13D based upon the approximately 41.2 million shares of Common Stock outstanding as of February 1, 2021 after giving effect to the Merger, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on February 1, 2021.

As of December 9, 2020, the Reporting Persons as described in this Amendment No. 8 may no longer be deemed to be a “group” under the Federal securities laws with the Reporting Persons in the prior Schedule 13D.
(c) In addition to the transactions set forth in Item 4 of this Amendment No. 8, Schedule I hereto sets forth all transactions with respect to the Common Stock effected by the Reporting Persons during the past 60 days.  All such transactions were effected in the open market, and per share prices include any commissions paid in connection with such transactions.
(d) Other than the Reporting Persons beneficially owning such shares of Common Stock, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of such shares of Common Stock.

(e) The following Reporting Persons as described in the prior Schedule 13D ceased to beneficially own more than five percent of shares of Common Stock as of December 9, 2020: Abigail Tambor 2012 GST Trust, Victoria L Feder 2012 GST Trust, Etzioni Partners, LLC, Shari A. Lindenbaum 2014 Trust, Victoria and Benjamin Feder 2012 Children’s Trust, Benjamin Feder and Shai Tambor, Nathan J. Lindenbaum 2015 Trust, Etzioni Partners, LLC, Naftali Asher Investments LLC, MGS Partners, LLC, Nathan J. Lindenbaum and Shari A. Lindenbaum.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended to reflect the following:
Basswood Opportunity Partners, LP and a Managed Account have borrowed, respectively, 94,640 shares and 337,812 shares of Common Stock in connection with short sales and have an obligation to deliver such numbers of shares to the lenders thereof.  The stock loans to effect such sales were arranged by broker dealers in the ordinary course of business.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:   February 5, 2021

Basswood Capital Management, L.L.C.
By:	/s/ Bennett Lindenbaum Name: Bennett Lindenbaum Title: Managing Member
Basswood Partners, L.L.C.
By:	/s/ Bennett Lindenbaum Name: Bennett Lindenbaum Title: Managing Member

Basswood Enhanced Long Short GP, LLC
By:	/s/ Bennett Lindenbaum Name: Bennett Lindenbaum Title: Managing Member

Basswood Opportunity Partners, LP
By: Basswood Capital Management, L.L.C.
By:	/s/ Bennett Lindenbaum Name: Bennett Lindenbaum Title: Managing Member

[Signature Page to Amendment No. 8 to Bridge Bancorp 13D]

Basswood Opportunity Fund, Inc.
By: Basswood Capital Management, L.L.C.
By:	/s/ Bennett Lindenbaum Name: Bennett Lindenbaum Title: Managing Member

Basswood Enhanced Long Short Fund, LP
By: Basswood Capital Management, L.L.C.
By:	/s/ Bennett Lindenbaum Name: Bennett Lindenbaum Title: Managing Member

Basswood Financial Fund, LP
By: Basswood Capital Management, L.L.C.
By:	/s/ Bennett Lindenbaum Name: Bennett Lindenbaum Title: Managing Member

Basswood Financial Fund, Inc.
By: Basswood Capital Management, L.L.C.
By:	/s/ Bennett Lindenbaum Name: Bennett Lindenbaum Title: Managing Member

[Signature Page to Amendment No. 8 to Bridge Bancorp 13D]

Basswood Financial Long Only Fund, LP
By: Basswood Capital Management, L.L.C.
By:	/s/ Bennett Lindenbaum Name: Bennett Lindenbaum Title: Managing Member

/s/ Matthew Lindenbaum
Matthew Lindenbaum

/s/ Bennett Lindenbaum
Bennett Lindenbaum

[Signature Page to Amendment No. 8 to Bridge Bancorp 13D]

SCHEDULE I
Fund	Trade Date	Shares Purchased (Sold)	Price
Basswood Managed Account	12/10/2020	1,526	$24.35
Basswood Managed Account	1/25/2021	219,091	$27.16
Basswood Enhanced Long Short Fund, L.P.	1/25/2021	(219,091)	$27.16
Basswood Managed Account	2/1/2021	53,823	$25.41
Basswood Enhanced Long Short Fund, L.P.	2/1/2021	(53,823)	$25.41
Basswood Managed Account	2/2/2021	175,244	$25.28
Basswood Managed Account	2/2/2021	23,358	$26.24
Basswood Opportunity Partners, LP	2/2/2021	21,502	$25.28
Basswood Opportunity Partners, LP	2/2/2021	2,866	$26.24
Basswood Opportunity Fund, Inc.	2/2/2021	3,279	$25.28
Basswood Opportunity Fund, Inc.	2/2/2021	437	$26.24
Basswood Financial Fund, LP	2/2/2021	26,076	$25.28
Basswood Financial Fund, LP	2/2/2021	3,475	$26.24
Basswood Financial Long Only Fund, LP	2/2/2021	14,199	$25.28
Basswood Financial Long Only Fund, LP	2/2/2021	1,893	$26.24